Delta Galil Industries Ltd.
                                 (the "Company")

Tel Aviv, 17 December 2002

To                          To                           To
Securities Authority        Tel-Aviv Stock Exchange      Registrar of Companies
22 Kanfei Nesharim St.      54 Ahad Ha'am St.            97 Jaffa Street
Jerusalem 95464             Tel-Aviv 65202               Jerusalem 91281
by fax                      by fax
02-6513940                  03-5105379

Ladies and Gentlemen,

Re: Amendment to the Ordinary Tender Offer Memorandum of the Company as Proposed by the Company

Further to the Ordinary Tender Offer Memorandum as published by the Company on 24 November 2002 for the purchase of up to 565,000 ordinary shares, par value NIS 1 per share of the Company, and the amendment of 9 December 2002 (hereinafter, the "Mifrat"), notice is hereby given of the changes described as follows:

1. Footnotes 1, 2 and comment 1 under the table of interested parties that appears in Section 6.2 of the Mifrat is amended as follows:
          "number excludes: (i) 378,500 Shares held by the Company and which were purchased after the commencement of the Companies Law and which are dormant shares; (ii) 100,447 Shares held by a trustee on behalf of the Company, pursuant to the Company's option plan, and which are considered by the Company to be dormant shares; and (iii) 478,986 Shares held by Delta Socks Ltd., a wholly owned subsidiary of the Company and to which the Company relates as dormant shares, due to the fact that the Company is in the final stages of a merger pursuant to
          Section 317 of the Companies Law, according to which Delta Socks Ltd. and Delta Sporting Ltd., each a wholly owned subsidiary of the Company, will be merged with and into the Company, and will cease to exist without liquidation. The effective date of such merger is December 31, 2001 .

2.   Section 2.1(b) of the Mifrat is amended as follows:
          "(b) The Offer provides shareholders (particularly those who, because of the large size of their stockholdings, might not be able to sell their Shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to their Shares, pursuant to the offer for cash, without potential disruption to the share price and the usual transaction costs associated with market sales;"



3.   Section 4.1 of the Mifrat is amended as follows:

          "The Offeror will pay in respect of each Share that will be purchased by it the sum of US$11 (hereinafter: "the Tender Offer Price"). The holder of a share traded on the TASE, whether registered or unregistered, may, at his choice, receive that payment in U.S. dollars or in New Israeli Shekels, according to the Tender Offer Price multiplied by the representative rate of exchange of the U.S. dollar compared with the New Israeli Shekel, as published by the Bank of Israel at the end of the business day on December 23, 2002."

          Footnote 1 on page 16 of the Mifrat, footnote 2 on page 18 of the Mifrat and footnote 1 on page 20 of the Mifrat are amended accordingly.

4.   Section 12.1.3 (b) is amended as follows:

          b. It should be emphasized that the Late Acceptance Notice will be deemed valid only on the sole condition that the Unregistered Holder completes, in addition to the Late Acceptance Notice, the required forms and gives them to a TASE Member, as more particularly set out in section 12.1.1 above, by no later than 11:00 (Israel time) on December 24, 2002 (hereinafter: "the Operative Date") and subject to the TASE Member submitting the additional Notice to the Tender Offer Co-coordinator (as defined in section 12.1.4 hereof), by 12 noon on December 24, 2002.

5. At the end of each of Sections 12.1.10 to 12.2.6, add the words "against the payment of the consideration to the offerees."

6. At the end of Section 13.1 the following sentence is added: "The last time for submitting acceptances under the American Tender Offer Memorandum is December 23, 2002 at 17:00 New York time (Midnight Israel time)."

7.   Section 18 of the Mifrat is amended as follows:

          To the best knowledge of the Company, payments from the Company to the holders that participate in the tender offer creates for such holders an event of capital gains, if they have a profit.

          To the best knowledge of the Company, the issue of the taxation of payments made by a public company to those who participate in a tender offer has yet to be determined by Israeli courts, and it cannot be stated with certainty what would be the opinion of the tax authorities and the courts if and when these issues are decided. A memorandum of the Income Tax Authority dated December 26, 2001, stated inter alia that, in general, such a transaction should be classified as a sale of shares for which there is an obligation to pay capital gains tax under the Income Tax Ordinance. Nevertheless, the Memorandum adds the following:

               "In cases where a self-tender offer from all shareholders is done on an equal basis (pro rata), the transaction should be classified as a distribution of a dividend and the rules regarding withholding pursuant to Section 161 if the Ordinance shall apply ..."

          In light of the acceptances given so far by a number of Offerees, see
          Section 7 of the Mifrat, the transaction will not be carried out in practice from all shareholders on a pro rata basis, but rather from shareholders who choose to sell their shares to the Company in the framework of a tender offer. Therefore, the Company believes that the acquisition of shares through the tender offer is a capital (sale) transaction, and not a dividend.

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

          It is recommended that Offerees take specific advice with respect to the tax aspects relating to the Tender Offer, in accordance with their specific data and circumstances.

This notice is an amendment to the Mifrat and it is subject to the same law as the Mifrat.

The coordinator of the Tender Offer, Israel Brokerage and Investment I.B.I. Ltd., has authorized that its obligations as described in the Mifrat, apply also to the amended conditions, as described above.

The rest of the instructions of the Mifrat remain without change.

Sincerely yours,

Delta Galil Industries Ltd.
By Yossi Hajaj , Controller

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